650 page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 26, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long

Terence O’Brien

Nudrat Salik

Jessica Dickerson

Era Anagnosti

Re:	Vivint Solar, Inc.

Draft Registration Statement on Form S-1

Submitted May 14, 2014

CIK No. 0001607716

Ladies and Gentlemen:

On behalf of our client, Vivint Solar, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 20, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing publicly via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on July 17, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

Management’s Discussion and Analysis . . . , page 67

Results of Operations, page 84

1.	We note your response to comment four of our letter dated July 31, 2014. Please address the following:

•	In a similar manner to your response, please disclose how the price that the investment funds pay for the solar energy systems is determined and the impact that the difference between the purchase price and the carrying value of the solar energy systems has on your application of the HLBV method; and

•

You record a receivable balance related to solar energy systems that have been purchased by the investment funds, but not installed, as a reduction to the investment fund’s member’s equity, which initially results in the allocation of losses amongst the investor, primarily to the fund

Securities and Exchange Commission

August 26, 2014

investor. Our understanding is that this is because of the difference between the receivable balance, which is recorded at carryover basis, compared to the cash paid to your subsidiary. Your disclosures indicate that when the solar energy systems are subsequently installed, member’s equity is increased, which reverses the prior allocation of losses. Please expand your disclosures to better explain why the installation would trigger the reversal of the prior allocation of losses. In this regard, it appears that based on your response, even if solar energy systems are received and installed by the subsidiary, the difference between the carryover basis and cash paid to your subsidiary would exist and still result in the allocation of losses primarily to the fund investor. Please also better clarify in your disclosures over what period the reversal of the prior allocation of losses would occur.

In response to the Staff’s comment, the Company has revised its disclosure on pages 87 and 88 of the Registration Statement. As the Staff notes above, a receivable is created at the investment fund when a solar energy system has been purchased but has not yet been installed, and that receivable is recorded at the investment fund as a reduction to the investment fund’s member’s equity. The Company has revised its disclosure on pages 87 and 88 of the Registration Statement to clarify that the receivable is initially recorded at an amount equal to the cash to be received from the investment fund (calculated as the anticipated fair value of the purchased solar energy system as determined by an independent appraiser). When subsequently installed, the systems are recorded at their carryover basis as a common control transaction and the receivable balance is eliminated. With the elimination of the receivable, the investment fund’s member’s equity is increased which results in the reversal of a portion of the prior allocation of losses to the extent of the carrying amount of the assets contributed. However, the difference between the receivable balance eliminated and the carryover basis of the installed solar energy systems is treated as deemed distributions from the investment fund to the Company, and as a result, that portion of the prior allocation of losses is not reversed over time.

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Gregory S. Butterfield, Vivint Solar, Inc.

Shawn J. Lindquist, Vivint Solar, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati P.C.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati P.C.

Robert G. Day, Wilson Sonsini Goodrich & Rosati P.C.

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP

Igor Fert, Simpson Thacher & Bartlett LLP

David Hickox, Ernst & Young LLP